SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission file number: 001-35223

BioLineRx Ltd.

(Translation of registrant’s name into English)

2 HaMa’ayan Street

Modi’in 7177871, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 23, 2026, the registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip A. Serlin
Philip A. Serlin
Chief Executive Officer

Dated: October 23, 2026